EXHIBIT 99.1

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material U.S. federal income tax considerations relevant to our qualification as a REIT and the ownership and disposition of shares of our common stock. Supplemental U.S. federal income tax considerations relevant to holders of the securities offered by this prospectus may be provided in the prospectus supplement that relates to those securities. This discussion is based on current provisions of the Internal Revenue Service Code (the “Code”), current and proposed Treasury regulations, administrative decisions and rulings of the Internal Revenue Service (“IRS”) and court decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to persons subject to special treatment under the federal income tax laws. In particular, this discussion deals only with stockholders that hold our common stock as capital assets within the meaning of the Code. Except as expressly provided below, this discussion does not address the tax treatment of special classes of stockholders, including, without limitation, banks, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding our stock as part of a hedge, straddle, or other risk reduction, constructive sale, or conversion transaction, U.S. expatriates, persons subject to the alternative minimum tax, foreign corporations, foreign estates or trusts, and persons who are not citizens or residents of the United States. This discussion may not be applicable to stockholders who acquired our stock pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion does not address any state, local, foreign, or non-income tax considerations.

If a partnership (including, for this purpose, any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the U.S. federal income tax consequences to a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A stockholder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the U.S. federal income tax considerations of an investment in our shares.

THE DISCUSSION SET FORTH BELOW IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS APPLICABLE STATE, LOCAL, FOREIGN, AND NON-INCOME TAX LAWS.

Taxation of Our Company

General
We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1996, and intend to continue to operate in a manner consistent with such election and all rules with which a REIT must comply. Although we believe we are organized and operate in such a manner, we cannot assure you we qualify or will continue to qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify. If we fail to qualify as a REIT (and we do not qualify for relief under certain provisions of the Code), we will be subject to federal income tax (including any applicable alternative minimum tax) on taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distributions to stockholders. In addition, we would not be obligated to make distributions to stockholders.

On November 3, 2015, we received from Morrison & Foerster LLP its opinion to the effect that, commencing with our taxable year ended December 31, 2004, we were organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation would enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion was based and conditioned upon certain assumptions and representations made by us as to factual matters (including representations concerning, among other things, our business and properties, the amount of rents attributable to personal property, and other items regarding our ability to meet the various requirements for qualification as a REIT). The opinion was expressed as of its date, which was November 3, 2015, and Morrison & Foerster LLP has undertaken no obligation to advise holders of our securities of any subsequent change in the matters stated, represented, or assumed or any subsequent change in the applicable law. Moreover, qualification and taxation as a REIT depends on our having met and continuing to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster LLP.

In any year in which we qualify as a REIT, we will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that is distributed to our stockholders, thereby substantially eliminating the “double taxation” of such income or gain (i.e., the taxation of such income or gain at the corporate level and the taxation of any distribution of such income or gain at the stockholder level).
Notwithstanding our qualification as a REIT, we may be subject to tax under the following circumstances:

•
We will be subject to tax at normal corporate tax rates upon any undistributed taxable income or capital gain. If we elect to retain and pay income tax on our net long-term capital gain, stockholders would be required to include their proportionate share of such undistributed gain in income but would receive a credit for their share of any taxes paid on such gain by us. A stockholder would increase his tax basis in his or her shares by the amount of income included less his or her credit or refund. Any undistributed net long-term capital gain would be designated in a notice mailed to stockholders. Through December 31, 2015, we have never made such a designation.

•
If we fail to satisfy either the 75% or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on (i) the greater of the amount by which we fail to satisfy either the 75% or the 95% gross income test (ii) multiplied by a fraction intended to reflect our profitability.

•
If we fail to satisfy the 5% asset test or the 10% vote and value test (and we do not qualify for a de minimis safe harbor) or we fail to satisfy the other asset tests, each of which are discussed below, and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to the greater of $50,000 or an amount determined by multiplying the highest corporate tax rate by the net income generated by the assets that caused the failure for the period during which we failed to satisfy the tests.

•
If we fail to satisfy one or more REIT requirements other than the gross income or asset tests, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a penalty of $50,000 for each such failure.

•	We will be subject to a tax of 100% on net income from any “prohibited transaction,” as described below.

•
We will be subject to tax at the highest corporate tax rate on net income from the sale or other disposition of certain foreclosure properties held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property.

•
If we acquire any asset from a “C” corporation in a carry-over basis transaction and we subsequently recognize gain on the disposition of such asset during the five-year period beginning on the date of acquisition, such gain will be subject to tax at the highest regular corporate tax rate to the extent of any built-in gain. Built-in gain means the excess of (i) the fair market value of the asset over (ii) the adjusted basis in such asset on the date of acquisition.

•
We will be subject to a tax of 100% on the amount of any rents from real property, deductions, excess interest or services income that would be reapportioned between us and any of our “taxable REIT subsidiaries” in order to more clearly reflect the income of such subsidiaries. A taxable REIT subsidiary is any corporation (or an entity treated as a corporation under the Code) for which a joint election has been made by a REIT and such corporation to treat such corporation as a taxable REIT subsidiary with respect to such REIT.

•
If we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, other than capital gains we elect to retain and pay tax on and (iii) any undistributed taxable income from prior years, we will be subject to a 4% nondeductible excise tax on the excess of such sum over the amounts actually distributed. To the extent we elect to retain and pay income tax on our net long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

•	We may also be subject to the corporate “alternative minimum tax” as well as tax in various situations and on some types of transactions not presently contemplated.
We will use the calendar year both for federal income tax purposes and for financial reporting purposes. The requirements for our qualification as a REIT and certain additional matters are discussed in greater detail in the subsections that follow.

Share Ownership Test
Our shares must be held by a minimum of 100 persons for at least 335 days in each taxable year of 12 months, or a proportionate number of days in any shorter taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of our shares may be owned, directly or indirectly, including via application of constructive ownership rules, by five or fewer individuals, including certain tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust. If we comply with applicable Treasury regulations for ascertaining our actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of our outstanding shares were held, actually or constructively, by five or fewer individuals, then we will be treated as meeting this share ownership requirement.

To ensure compliance with the 50% share ownership test, we have placed restrictions on the transfer of our shares to prevent concentration of ownership. Moreover, to evidence compliance with these requirements, under applicable Treasury regulations, we must maintain records that disclose the actual ownership of our outstanding shares. Such regulations impose penalties for failing to do so. In fulfilling our obligation to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our shares disclosing the actual owners of such shares as prescribed by Treasury regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of our records. A stockholder failing or refusing to comply with our written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of our shares and other information. In addition, our charter provides restrictions regarding the transfer of shares that are intended to assist us in continuing to satisfy the share ownership requirements. We intend to enforce the percentage limitations on ownership of shares of our stock to assure that our qualification as a REIT will not be compromised.

Asset Tests
At the close of each quarter of our taxable year, we must satisfy certain tests relating to the nature of our assets:

•
At least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash (generally including the functional currency of any of our “qualified business units” when used in the normal course of activities that produce income qualifying under the 95% or 75% gross income test discussed below), cash items, government securities, qualified temporary investments, and, for taxable years beginning after December 31, 2015, interests in mortgages secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, personal property leased in connection with real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease, and debt instruments issued by “publicly offered REITs.”

•	No more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class described above.

•
Excluding securities of a qualified REIT subsidiary, another REIT, a taxable REIT subsidiary, or other securities that qualify for the 75% asset test, we are prohibited from owning securities representing more than 10% of either the vote or the value of the outstanding securities of any one issuer, and no more than 5% of the value of our total assets may be represented by securities of any one issuer. For purposes of the 10% value test, certain additional securities are excluded, including certain “straight debt,” loans to individuals or estates, and obligations to pay rents from real property.

•	No more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

•
For taxable years beginning after December 31, 2015, not more than 25% of the value of our total assets may be represented by debt instruments of “publicly offered REITs” to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of “publicly offered REITs” in the meaning of real estate assets for taxable years beginning after December 31, 2015.

For purposes of the 10% value test described above:

•	our interest as a partner in a partnership is not considered a security;

•
any debt instrument issued by a partnership (other than “straight debt” or other excluded securities) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and

•
any debt instrument issued by a partnership (other than “straight debt” or other excluded securities) will not be considered a security issued by the partnership to the extent of our interest as a partner in the partnership.

We currently hold, and expect to hold in the future, securities of various issuers. While we do not anticipate our securities holdings would result in a violation of the REIT asset tests, fluctuations in value and other circumstances existing from time to time may increase our risk under the asset tests.
If we meet the asset tests at the close of a quarter, we will not lose our status as a REIT if we fail to satisfy such tests at the end of a subsequent quarter solely by reason of changes in the relative values of our assets (including changes caused solely by the change in the foreign currency exchange rate used to value a foreign asset). If we would fail these tests, in whole or in part, due to an acquisition of securities or other property during a quarter, we can avoid such failure by disposing of sufficient non-qualifying assets within 30 days after the close of such quarter. If we fail the 5% or 10% asset tests at the end of any quarter and do not cure within 30 days, we may still cure such failure or otherwise satisfy the requirements of such tests within six months after the last day of the quarter in which our identification of the failure occurred, provided the non-qualifying assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If our failure of the 5% and 10% asset tests exceeds this amount or we fail any of the other asset tests and do not cure within 30 days, we may avoid disqualification as a REIT provided (i) the failure was due to reasonable cause and not willful neglect, (ii) we file certain reports with the IRS, (iii) we take steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure occurred, including the disposition of sufficient assets to meet the asset tests, and (iv) we pay a tax equal to the greater of $50,000 or the product of (x) the net income generated by the non-qualifying assets during the period in which we failed to satisfy the relevant asset test and (y) the highest U.S. federal income tax rate then applicable to U.S. corporations.

Gross Income Tests
Two separate percentage tests related to the sources of our gross income must be satisfied each taxable year.
First, at least 75% of our gross income (excluding gross income from “prohibited transactions,” discussed below) for the taxable year generally must be:

•	“rents from real property”;

•
interest on obligations secured by mortgages on, or interests in, real property, and, for taxable years after December 31, 2015, interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

•
gains from the disposition of interests in real estate assets (excluding gain from the sale of a nonqualified “publicly offered REIT” debt instrument) and real estate mortgages, other than gain from property held primarily for sale to customers (“dealer property”);

•	distributions on shares in other REITs, as well as gain from the sale of such shares;

•	abatements and refunds of real property taxes;

•	income from the operation, and gain from the sale, of “foreclosure property”;

•	commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and

•	certain qualified temporary investment income.
Second, in general, at least 95% of our gross income (excluding gross income from “prohibited transactions,” discussed below) for the taxable year must be derived from the above-described qualifying income and dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property.
Rents we receive will qualify as “rents from real property” only under the following conditions:

•
Rent will not qualify if we, or a direct or constructive owner of 10% or more of our shares, directly or constructively own 10% or more of a tenant unless the tenant is a taxable REIT subsidiary of ours and certain other requirements are met with respect to the real property being rented.

•
If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rent from real property. The determination of whether an item of property constitutes real property or personal property under the REIT provisions of the Code is subject to both legal and factual considerations and, as such, is subject to differing interpretations. Our accountants and counsel have advised us with respect to applicable considerations underlying such determination. After consulting with our accountants and counsel and considering such advice, we have reviewed our properties and have determined that rents attributable to personal property do not exceed 15% of the total rent with respect to any particular lease. Due to the specialized nature of our properties, however, there can be no assurance that the IRS will not assert the rent attributable to personal property with respect to a particular lease is greater than 15% of the total rent with respect to such lease. If the IRS were successful, and the amount of such non-qualifying income, together with other non-qualifying income, exceeds 5% of our taxable income, we may fail to qualify as a REIT.

•
An amount received or accrued will not qualify as rent from real property if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

•
For rents received to qualify as rents from real property, generally we must not furnish or render services to tenants, other than through a taxable REIT subsidiary or an “independent contractor” from whom we derive no income, unless such services are “usually or customarily rendered” in connection with the rental of property and are not otherwise considered “rendered to the occupant.” A REIT is permitted to render a de minimis amount of impermissible services and still treat amounts otherwise received with respect to a property as rents from real property. The amount received or accrued by the REIT during the taxable year for impermissible services with respect to a property may not exceed 1% of all amounts received or accrued by the REIT directly or indirectly from the property. For this purpose, the amount received for any service or management operation will be deemed not less than 150% of the direct cost of the REIT in furnishing or rendering the service.

Foreign currency gain with respect to income that otherwise qualifies for purposes of the 75% or 95% income test will not constitute gross income for purposes of the 75% or 95% income test, respectively.

Income from a hedging transaction made (i) to hedge indebtedness incurred or to be incurred by us to acquire or own real estate assets, (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would qualify under the 75% or 95% income tests (or any property which generates such income or gain), or (iii) for taxable years beginning after December 31, 2015, to hedge the income or loss from prior hedging transactions, where the property or indebtedness which was the subject of the prior hedging transaction was extinguished or disposed of, in each case generally will not constitute gross income for purposes of the 75% and 95% gross income tests. Any such hedging transactions must be properly identified.
For purposes of determining whether we comply with the 75% and 95% gross income tests, gross income also does not include income from “prohibited transactions.” A “prohibited transaction” is a sale of property held primarily for sale to customers in the ordinary course of a trade or business, excluding foreclosure property, unless we hold such property for at least two years and other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made to the property are satisfied. See “Taxation of Our Company – General” for certain tax consequences of prohibited transactions.
Even if we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain relief provisions of the Code. These relief provisions generally will be available if:

•	following our identification of the failure, we file a schedule with a description of each item of gross income that caused the failure in accordance with regulations prescribed by the Treasury; and

•	our failure to comply was due to reasonable cause and not due to willful neglect.
If these relief provisions apply, we will nonetheless be subject to a special tax upon the greater of the amount by which we fail either the 75% or 95% gross income test for that year. See “Taxation of Our Company – General” for a discussion of such tax.

Annual Distribution Requirements
In order to qualify as a REIT, we are required to make distributions, other than capital gain dividends, to our stockholders each year in an amount at least equal to (i) 90% of our REIT taxable income, computed without regard to the dividends paid deduction and REIT net capital gain, plus (ii) 90% of our net income after tax, if any, from foreclosure property, minus (iii) the sum of certain items of excess non-cash income. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration.
To the extent we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. We may elect to retain, rather than distribute, our net capital gain and pay tax on such gain. If we make this election, our stockholders would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by us, and we would have to pay the tax on such gains within 30 days of the close of our taxable year. Each of our stockholders would be deemed to have paid such stockholder’s share of the tax paid by us on such gains, which tax would be credited or refunded to the stockholder. Each stockholder would increase his tax basis in our shares by the amount of income to the holder resulting from the designation less the holder’s credit or refund for the tax paid by us.
We intend to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. To avoid any problem with the 90% distribution requirement, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, borrow funds or distribute property in-kind to satisfy the distribution requirements. In addition, from time to time, we may determine to declare dividends payable in cash or stock at the election of each stockholder, subject to a limit on the aggregate cash that could be paid. Any such dividend would be distributed in a manner intended to be treated in full as a taxable dividend that counts toward satisfaction of our annual distribution requirements. While the IRS privately has ruled a distribution of stock pursuant to such an election will be considered a taxable dividend if certain requirements are met, no assurances can be provided that the IRS will not assert a contrary position and that such a distribution will be considered a taxable dividend that qualifies for the dividends paid deduction.
In order for distributions to count toward the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends” unless such distributions are made in taxable years beginning after December 31, 2014 and we qualify as a “publicly offered REIT.” Generally, a distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. We believe that we are, and expect we will continue to be, a “publicly offered REIT.”

If we fail to meet the 90% distribution requirement as a result of an adjustment to our tax return by the IRS, or if we determine that we have failed to meet the 90% distribution requirement in a prior taxable year, we may retroactively cure the failure by paying a “deficiency dividend,” plus applicable penalties and interest, within a specified period.
If we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, other than capital gains we elect to retain and pay tax on, and (iii) any undistributed taxable income from prior years, we would be subject to a 4% nondeductible excise tax on the excess of such sum over the amounts actually distributed. To the extent we elect to retain and pay income tax on our long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax.

Absence of Earnings and Profits from Non-REIT Years
In order to qualify as a REIT, we must not have accumulated earnings and profits attributable to any non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. Unless the “deficiency dividend” procedures described above apply and we comply with those procedures, failure to distribute such accumulated earnings and profits would result in our disqualification as a REIT. We believe that we had no accumulated earnings and profits as of December 31, 1995.

Tax Aspects of Our Investments in Partnerships and Qualified REIT Subsidiaries
Certain of our investments are held through partnerships or entities treated as partnerships for federal income tax purposes. In general, partnerships are “pass-through” entities that are not subject to federal income tax. Rather, partners are allocated their proportionate share of the items of income, gain, loss, deduction, and credit of the partnership and are subject to tax thereon without regard to whether the partners receive a distribution from the partnership. We will include our proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of our REIT taxable income, and we will include our proportionate share of the assets held by each partnership for purposes of the REIT asset tests.
Certain of our investments are held through wholly owned subsidiaries that are treated as “qualified REIT subsidiaries.” Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. If a REIT owns a subsidiary that is a qualified REIT subsidiary, the separate existence of that subsidiary is disregarded for federal income tax purposes. All assets, liabilities, and items of income, deduction and credit of the qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction and credit of the REIT itself. Our qualified REIT subsidiaries are not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described above under “Taxation of Our Company – Asset Tests.”

Investments in Taxable REIT Subsidiaries
We and any entity treated as a corporation for federal income tax purposes in which we own an interest may jointly elect to treat such entity as a “taxable REIT subsidiary.” In addition, if a taxable REIT subsidiary of ours owns, directly or indirectly, securities representing 35% or more of the vote or value of an entity treated as a corporation for federal income tax purposes, that subsidiary also will be treated as a taxable REIT subsidiary of ours. Taxable REIT subsidiaries are permitted to engage in certain types of activities that cannot be performed directly by REITs without jeopardizing their REIT status.
Certain of our subsidiaries have elected to be treated as taxable REIT subsidiaries of ours, and additional elections may be made in the future. As taxable REIT subsidiaries, these entities will pay federal and state income taxes at the full applicable corporate tax rates on their income prior to the payment of any dividends to us. Our taxable REIT subsidiaries will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent a taxable REIT subsidiary is required to pay federal, state, or local income taxes, the cash available for distribution by such taxable REIT subsidiary to its stockholders will be reduced accordingly. Taxable REIT subsidiaries are subject to limitations on the deductibility of payments made to the associated REIT, which could materially increase the taxable income of the taxable REIT subsidiary. Further, we will be subject to a tax of 100% on the amount of any rents from real property, deductions, excess interest, or services income that is reapportioned between us and any of our taxable REIT subsidiaries to more clearly reflect the income of the taxable REIT subsidiary.

Failure to Qualify
In the event we fail to satisfy one or more requirements for qualification as a REIT, other than the REIT asset and gross income tests, each of which is subject to the cure provisions described above, we will retain our REIT qualification if (i) the violation is due to reasonable cause and not willful neglect and (ii) we pay a penalty of $50,000 for each failure to satisfy the provision.

If we fail to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, we will be subject to tax, including applicable alternative minimum taxes, on our taxable income at regular corporate tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to our stockholders will be taxable as dividends and, subject to the limitations set forth in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

Taxation of Our Stockholders

For purposes of the following discussions, a “domestic stockholder” generally refers to (i) a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person. A “foreign stockholder” generally refers to a person that is not a domestic stockholder.
If a partnership or an entity treated as a partnership for federal income tax purposes holds our stock, the federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of shares of our stock by the partnership.

Taxation of Taxable Domestic Stockholders
As long as we qualify as a REIT, distributions made to our taxable domestic stockholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary dividends and will not be eligible for the dividends-received deduction for corporations. Generally our ordinary dividends will be taxable to our domestic stockholders as ordinary income. However, such dividends will be taxable to individuals at the rate applicable to long-term capital gains to the extent such dividends are attributable to dividends received by us from non-REIT corporations (e.g., taxable REIT subsidiaries) or are attributable to income upon which we have paid corporate income tax (e.g., to the extent we distribute less than 100% of our taxable income). We do not expect a significant portion of our ordinary dividends to be eligible for taxation at long-term capital gain rates.
We may designate portions of our distributions as capital gain dividends. Alternatively, we may elect to retain and pay income taxes on capital gains rather than distribute them, in which case stockholders include their proportionate share of such undistributed gain in income, receive a credit for their share of the taxes paid by us, and increase their basis in their shares by the amount of income included less the credit or refund. Distributions designated as capital gain dividends and retained net capital gain will be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a stockholder has held its shares. For taxable years beginning after December 31, 2015, dividends designated as capital gain dividends may not exceed our dividends paid for the taxable year, including dividends paid the following year that are treated as paid in the current year. Corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, net capital gains attributable to the sale by us of depreciable real property held for more than 12 months are taxable to individuals at a 25% maximum federal income tax rate to the extent of previously claimed real property depreciation.
To the extent we make distributions in excess of current and accumulated earnings and profits, these distributions are treated as a return of capital to the stockholder, reducing the tax basis of a stockholder’s shares by the amount of such distribution, with distributions in excess of the stockholder’s tax basis taxable as capital gains.
Any dividend declared by us in October, November, or December of any year and payable to a stockholder of record on a specific date in any such month may be treated as both paid by us and received by the stockholder on December 31 of such year, provided the dividend is actually paid by us during January of the following calendar year. Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses.
A stockholder will realize capital gain or loss upon the sale or other taxable disposition of our stock equal to the difference between the sum of the fair market value of any property and cash received in such disposition and the stockholder’s adjusted tax basis. Such gain or loss will be long-term capital gain or loss if the stockholder has held its shares for more than one year. Capital losses generally are available only to offset capital gains of the stockholder except in the case of individuals, who may offset up to $3,000 of ordinary income each year. In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of distributions from us required to be treated by such stockholder as long-term capital gains.
See “Taxation of Our Stockholders – Tax Rates Applicable to Individual Stockholders” below for a discussion of applicable capital gains rates. Stockholders should consult their own tax advisors with respect to the taxation of capital gains and capital gain dividends and with regard to state, local, and foreign taxes on capital gains and other income.
Distributions by us and gains from the sale or other disposition of our stock will not be treated as passive activity income. As a result, stockholders will not be able to apply any “passive losses” against this income or gain. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of our stock or capital gain dividends generally will be excluded from investment income unless the stockholder elects to have the gain taxed at ordinary income rates.

Taxation of Foreign Stockholders
As background to this discussion, under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a “United States real property interest” (“USRPI”) generally refers to interests in U.S. real property and shares of corporations at least 50% of whose assets consist of such interests. However, shares of certain “domestically controlled qualified investment entities” are excluded from USRPI treatment. We will qualify as a domestically controlled qualified investment entity so long as we qualify as a REIT and less than 50% in value of our shares are held by foreign stockholders. We currently anticipate that we will qualify as a domestically controlled qualified investment entity, although no assurance can be given that we will continue to qualify at all times.
Distributions to foreign stockholders out of our current and accumulated earnings and profits and not attributable to capital gains generally will be a dividend subject to U.S. withholding tax at a rate of 30% unless (i) an applicable tax treaty reduces such rate or (ii) such dividend is effectively connected to a U.S. trade or business conducted by such stockholder. Dividends effectively connected to a U.S. trade or business will be subject to federal income tax in the same manner and at the same rates applicable to domestic stockholders and, with respect to corporate foreign stockholders, may be subject to a 30% branch profits tax. We plan to withhold at the 30% rate unless (i) the foreign stockholder files an IRS Form W-8BEN or, in the case of a foreign entity stockholder, an IRS Form W-8BEN-E with us evidencing the application of a lower treaty rate or (ii) the foreign stockholder files an IRS Form W-8ECI with us claiming the distribution is effectively connected.
To the extent distributions not attributable to capital gains exceed current and accumulated earnings and profits, such distributions would not be subject to federal income taxation. If we cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
Under FIRPTA, distributions attributable to capital gains from the sale or exchange by us of USRPIs are treated as income effectively connected to a U.S. trade or business, are subject to federal income taxation in the same manner and at the same rates applicable to domestic stockholders, and, with respect to corporate foreign stockholders, may be subject to a 30% branch profits tax. However, these distributions will not be subject to tax under FIRPTA, and will instead be taxed in the same manner as distributions described above, if:

•	the distribution is made with respect to a class of shares regularly traded on an established securities market in the United States; and

•	the foreign stockholder does not own more than 10% of such class at any time during the year within which the distribution is received.
Unless you are a “qualified shareholder” or a “qualified foreign pension fund” (both as defined below), we are required by applicable Treasury regulations to withhold 35% of any distribution to a foreign stockholder owning more than 10% of the relevant class of shares that could be designated by us as a capital gain dividend. Any amount so withheld is creditable against the foreign stockholder’s FIRPTA tax liability.
In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. Furthermore, distributions to “qualified foreign pension funds” or entities, all of the interests of which are held by “qualified foreign pension funds,” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Distributions attributable to capital gains from the sale or exchange of non-USRPIs are not subject to federal income taxation.
Gains from the sale or exchange of our stock by a foreign stockholder will not be subject to federal income taxation, provided we qualify as a domestically controlled qualified investment entity or the stockholder does not own more than 10% of the class of stock sold. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” a person who at all applicable times holds less than 5% of a class of stock that is “regularly traded” is treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person.
In addition, dispositions of our capital stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital stock. An actual or deemed disposition of our capital stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of our capital stock by “qualified foreign pension funds” or entities, all of the interests of which are held by “qualified foreign pension funds,” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.
Distributions and gains otherwise not subject to taxation under the foregoing rules may be subject to tax to the extent such distributions or gains were effectively connected to the conduct of a foreign stockholder’s U.S. trade or business or were made to a nonresident alien individual present in the United States for 183 days or more during the taxable year.
Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

THE FEDERAL INCOME TAXATION OF FOREIGN STOCKHOLDERS IS A HIGHLY COMPLEX MATTER THAT MAY BE AFFECTED BY MANY OTHER CONSIDERATIONS. ACCORDINGLY, FOREIGN STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE INCOME AND WITHHOLDING TAX CONSIDERATIONS WITH RESPECT TO THEIR INVESTMENT IN US.

Taxation of Tax-Exempt Stockholders
While generally exempt from federal income taxation, tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, are subject to tax on their unrelated business taxable income (“UBTI”). The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees’ pension trust do not constitute UBTI. Subject to the following paragraph, based upon the ruling, the analysis in the ruling and the statutory framework of the Code, distributions by us to a stockholder that is a tax-exempt entity also should not constitute UBTI, provided the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” (within the meaning of the Code), the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity and, consistent with our present intent, we do not hold a residual interest in a real estate mortgage investment conduit.
Certain social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions received from us as UBTI. Furthermore, if any pension or other retirement trust that qualifies under Section 401(a) of the Code holds more than 10% by value of the interests in a “pension-held REIT” at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a “pension-held REIT” is defined as a REIT that would not have qualified as a REIT but for the provisions of the Code that look through such a qualified pension trust in determining ownership of stock of the REIT and at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts, each owning more than a 10% interest by value in the REIT, hold in the aggregate more than 50% by value of the interests in such REIT. We do not believe that we are, and we do not expect to become, a pension-held REIT.

Tax Rates Applicable to Individual Stockholders
Long-term capital gains (i.e., capital gains with respect to assets held for more than one year) and “qualified dividends” received by an individual generally are subject to federal income tax at a maximum rate of 20%. Short-term capital gains (i.e., capital gains with respect to assets held for one year or less) generally are subject to federal income tax at ordinary income rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our dividends generally are not eligible for the 20% maximum tax rate on qualified dividends. As a result, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income. However, the 20% maximum tax rate for long-term capital gains and qualified dividends generally applies to:

•	your long-term capital gains, if any, recognized on the disposition of our shares;

•
our distributions designated as long-term capital gain dividends (except to the extent attributable to real estate depreciation, in which case such distributions are subject to a 25% tax rate to such extent);

•	our dividends attributable to dividends received by us from non-REIT corporations, such as taxable REIT subsidiaries; and

•	our dividends to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income).

Information Reporting and Backup Withholding
We will report to our domestic stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect to such distributions. Under the backup withholding rules, a domestic stockholder may be subject to backup withholding at applicable rates on distributions paid unless the stockholder (i) is a corporation or is otherwise specifically exempt from backup withholding and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and complies with applicable requirements of the backup withholding rules. A stockholder that does not provide us with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS.
Payments of dividends or of proceeds from the disposition of stock made to a foreign stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its foreign status on an IRS Form W-8BEN or, in the case of a foreign entity stockholder, an IRS Form W-8BEN-E, or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that a stockholder is a U.S. person.
Any amount paid as backup withholding will be credited against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of any capital gain distributions made to any stockholders who fail to certify their non-foreign status to us. Currently, the backup withholding rate is 28%.

Additional Healthcare Tax

Certain U.S. persons, including individuals, estates, and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income, such as interest, dividends, annuities, royalties, rents, and capital gains.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) imposes a U.S. federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. FATCA generally imposes a U.S. federal withholding tax at a rate of 30% on dividends on, and gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. If we determine withholding is appropriate with respect to our common stock, we may withhold tax at the applicable statutory rate, and we will not pay any additional amounts with respect to such withholding. However, under delayed effective dates provided for in the Treasury regulations and other IRS guidance, such required withholding will not begin until January 1, 2019, with respect to gross proceeds from a sale or other disposition of our common stock.
If withholding is required under FATCA on a payment related to our common stock, holders of our common stock that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). You should consult your own tax advisor regarding the effect of FATCA on an investment in our common stock.

Possible Legislative or Other Actions Affecting Tax Consequences

Prospective stockholders should recognize that the present federal income tax treatment of an investment in us may be modified by legislative, judicial, or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process, the IRS, and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations of these laws could adversely affect the tax consequences of your investment.

State, Local, and Foreign Taxes

We and our stockholders may be subject to state, local, or foreign taxation in various jurisdictions, including those in which we or they transact business or reside. The state, local, and foreign tax treatment of us and our stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effects of state, local, and foreign tax laws on an investment in us.